May 18, 2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:	Ethanex Energy, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
May 18, 2007
(File No. 333-139787)

Ladies and Gentlemen:

On behalf of our client, Ethanex Energy, Inc. (the “Company”), a Nevada corporation, and pursuant to the Securities Act of 1933, as amended (the “Securities Act”), we hereby submit via EDGAR transmission, Amendment No. 2 (the “Amendment”) to the Registration Statement of the Company on Form SB-2 (File No. 333-139787) (the “Registration Statement”), including certain exhibits thereto. Separately, we have delivered to the Staff three additional copies of the Amendment marked to show changes from the Registration Statement as originally filed.

By letter dated May 1, 2007 (the “Comment Letter”) from Jennifer R. Hardy, Legal Branch Chief, the Company was informed of the comments of the Staff with respect to Amendment No. 1 to the Registration Statement. In addition to responding to the Staff’s comments, the Company has amended the Registration Statement to update the financial statements and certain other information contained in the Registration Statement. Set forth below are the Staff’s comments, indicated in bold, together with responses thereto by the Company. Except as expressly noted to the contrary, all references to page numbers in the responses reflect re-pagination in Amendment No. 2.

General

1.
We note that you are registering a large number of shares in relation to the number of outstanding shares and particularly in relation to the number of shares outstanding that are held by non-affiliates (your public float). In addition, we note that several shareholders are broker-dealers or affiliates of broker-dealers. The nature and size of the offering gives the appearance of a primary offering on behalf of the issuer, rather than a resale. Please tell us why you believe that this offering represents a valid secondary offering. Please see phone interp. #29 under Section D, Rule 415.

The Company respectfully submits that the offering by the selling stockholders of shares pursuant to the Registration Statement and the prospectus constituting a part thereof is a valid secondary offering and should not be viewed as a primary offering on behalf of the Company. Item 29 under Section D of the SEC’s Manual of Publicly Available Telephone Interpretations states that in determining whether an offering styled a secondary is actually on behalf of the issuer, consideration should be given to (1) how long the selling stockholders have held the shares; (2) the circumstances under which they received them; (3) the selling stockholders relationship to the issuer; (4) the amount of shares involved; (5) whether the sellers are in the business of underwriting securities; and (6) whether the seller is acting as a conduit for the issuer. Our conclusion is based on the following:

•
Length of time the selling stockholder have held the shares. All but 1,000,000 shares of the securities being registered were originally issued to the shareholders in a private placement that closed on August 3, 2006 (the “Offering”). The remaining 1,000,000 shares were issued on September 1, 2006 to Gamma Capital Partners, LLC for finder and advisory services rendered in connection with the Merger. Therefore, as of the date of this letter, the selling stockholders have held these securities for over six months.

•
Circumstances under which the securities were acquired. All but one of the selling stockholders (Gamma Capital Partners) acquired the securities in the Offering described in the Registration Statement. As a condition to participating in the Offering, the selling stockholders represented that they were accredited investors and they were acquiring the units for their own account and without a view to a distribution. These terms, among other terms included in the subscription agreement, illustrate that the selling stockholders are not acting merely as conduits. In the Offering, the Company conducted a private placement of unregistered securities consisting of 20,000,000 units (“Units”) at one ($1) dollar per Unit. Each Unit sold consisted of one (1) share of Ethanex N.A.’s Class B common stock and one (1) warrant to purchase one share of Ethanex N.A.’s Class B common stock exercisable for five years at $1.50 per share. The Offering was conducted in reliance on section 4(2) of the Securities Act of 1933, Regulation D and Rule 506 promulgated thereunder. Canaccord Capital Corporation and Sanders Morris Harris, Inc. acted as placement agents in connection with the Offering and received fees of $127,750 and $228,750, respectively. As described in the Registration Statement, on September 1, 2006, the Company completed a reverse merger with Ethanex N.A. whereby each share of Ethanex N.A.’s Class B common stock issued in the Offering was converted into one share of the Company’s common stock and each warrant to acquire one share of Ethanex N.A.’s Class B common stock was converted into a warrant to acquire one share of the Company’s common stock. As stated above, Gamma Capital Partners received 1,000,000 shares of unregistered common stock in connection with the reverse merger.

•
Relationship between the Company and the selling stockholders. There are 149 selling stockholders who will be eligible to sell securities under the Registration Statement. According to investor questionnaires executed in connection with the Offering, 14 of the investors in the Offering had a preexisting relationship with the issuer or its affiliates, and these shareholders hold, in the aggregate, approximately 5% of the shares being registered for resale. Thus, prior to purchasing securities in the Offering, most of the selling stockholders were not affiliated with the Company, and the relationship between the Company and the selling stockholders is one of unrelated parties in an arm’s length transaction.

•
Amount of securities involved. With respect to the amount of securities that are being registered pursuant to the Registration Statement, the Company believes that, because the shares being registered were issued pursuant to a reverse merger transaction, the Registration Statement does not present the same abusive concerns as “toxic convertible” transactions that the Staff’s increased scrutiny pursuant Rule 415 transactions was meant to address. In certain commentary regarding the Commission’s recent emphasis on Rule 415 registrations, the Staff has expressed a concern about (a) convertible securities; (b) excessive up-front financing fees; and (c) risks that these offerings pose to public investors. In this case, none of the Staff’s concerns are implicated by this registration. First, the Company is registering common stock and warrants rather than convertible securities. Second, the Offering took place prior to the reverse merger, while Ethanex N.A. was still a private company, so the Company did not pay any of the fees associated with the Offering, which fees were relatively modest at only 1.8% of the total proceeds of the Offering. Third, the Company received an infusion of nearly $20,000,000 pursuant to the series of transactions that gave rise to the Company’s obligation to register these shares, which helped to recapitalize the Company. Prior to the reverse merger, the Company only had $11,348 in cash. Furthermore, although the Company is registering more than 30% of the Company’s public float pursuant to the Registration Statement, the Staff has indicated in its discourse with market participants regarding the application of Rule 415 that the number of shares being registered is only one factor in the analysis of whether or not an offering constitutes a primary or secondary. Thus, based on the above and in light of the other favorable factors outlined in this response, the Company believes that the amount of securities involved in this Registration Statement does not indicate that this is a primary offering.

•
The business of the selling stockholders. The vast majority of the selling stockholders are not broker-dealers and, thus, are not in the business of underwriting securities. Out of the 149 selling stockholder, 18 are broker-dealers or affiliates of broker-dealers, and all of these parties represented in the subscription agreement that they were acquiring the securities for investment purposes. Furthermore, the selling stockholders who are either broker-dealers or affiliates of broker-dealers hold, in the aggregate approximately 9% of the securities being registered pursuant to the Registration Statement. The selling stockholder that has beneficial ownership of the largest percentage of the shares being issued for resale is Wellington Management Company, LLP, which shares voting and disposition authority over the shares with its clients who hold the shares.[1] Wellington Management is registered Investment Advisor under the 1940 Investment Advisors act.

1 Nine of Wellington Management Company’s clients own 7,000,000 shares of the Company’s common stock and warrants to purchase an additional 7,000,000 shares.

•
Receipt of proceeds. The Company will not receive any proceeds from the sales of securities by the selling shareholders under the Registration Statement, except to the extent that the selling stockholder exercise outstanding warrants. All proceeds received from the sale of securities under the Registration Statement will accrue to the benefit of the selling stockholders. Moreover, it is unlikely that many of the selling stockholders will exercise their outstanding warrants in the near term. On May 16, 2007, the exercise price of the outstanding warrants ($1.50) was substantially higher than the closing price of one share of the Company’s common stock on the over-the-counter market ($0.85).

Based on the facts and circumstances described above, the Company believes that the Registration Statement and the prospectus constituting a part thereof is a valid secondary offering and should not be viewed as a primary offering on behalf of the Company because (1) there is a large, diverse group of selling stockholders; (2) none of the individual selling stockholders beneficially owns more than 11% of the Company’s outstanding common stock (8% on a fully diluted basis) and 90% of the 149 selling stockholders hold less than 1% of the Company’s outstanding common stock; (3) 95% of the selling stockholders had no pre-existing relationship with the Company; (4) the Company will not receive any proceeds from the sale of securities under the Registration Statement; (5) all of the selling stockholders have held their shares more than eight months; and (6) the registration is taking place as a result of a private placement entered into in connection with a reverse merger transaction.

Recent Developments, page 2 and Risk Factors. page 3

2.
We note in response #7 of your letter dated April 16, 2007 that you are unable to provide the specific information we requested regarding the amount and timing of funds needed to complete construction of each of the ethanol plants in Missouri and Illinois. To balance the discussion presented, include an introductory paragraph that includes much of the information you provided in your response #7. For example, you state that, “Given the current very early stage…has not determined the timing of when construction may start at either site.” Also include a cross-reference to the Risk Factors section.

In response to the Staff’s comment, the Company has added an introductory paragraph to the “Recent Developments” section. We have also included a cross-reference to the Risk Factors section.

Ethanol Industry, page 2

3.	Please disclose the source or basis for the statements made regarding the ethanol industry.

In response to the Staff’s comment, the Company has added the requested disclosure.

The Offering, page 3

4.
You state that 64,236,889 shares of common stock are currently outstanding and that 22,500,000 shares are being offered pursuant to this registration statement. As a result, there will be a total of 86,736,889 shares of common stock outstanding after this offering. If true, please revise the amount shown on page 3 which indicates that 82,736,889 shares of common stock will be outstanding after the offering.

Before addressing this comment, the Company notes that it has deleted part (ii) of footnote (1) in the Amendment based on its discussion with its examiner, Jennifer Hardy, Esq. During these discussions Ms. Hardy informed the Company that it should remove from the Registration Statement the 3,000,000 shares of common stock that have already been sold into the market without proper registration or exemption from registration, and without the Company’s knowledge or participation. As a result, the number of shares that the Company is registering has been reduced from 41,000,000 to 38,000,000, comprised of (a) 19,500,000 shares of issued and outstanding common stock and (b) 18,500,000 shares of common stock underlying outstanding warrants.

In response to the Staff’s comment, we direct the staff’s attention to footnote (1) to the table, which states that the 64,236,889 shares of the Company’s common stock identified as currently outstanding in the table includes 19,500,000 shares of currently outstanding common stock which will not be available to trade publicly until the Registration Statement is declared effective by the SEC. Moreover, we direct the staff’s attention to footnote (3) to the table,- which states that the 82,736,889 shares of the Company’s common stock identified as the total shares of common stock outstanding after the offering assumes the full exercise of all of the warrants held by the selling stockholders to acquire 18,500,00 shares of the Company’s common stock. Thus, the number in the table identified as the total number of shares outstanding after the offering is comprised of (a) 64,236,889 shares of common stock issued and outstanding (including 19,500,000 shares of currently outstanding common stock being registered pursuant to the Registration Statement) plus (b) 18,500,000 shares of common stock underlying outstanding warrants (assuming the full exercise of all outstanding warrants held by the selling stockholders). The table below provides additional detail for the table.

Shares Outstanding Detail
Holders	Shares
Shares held by the Company’s stockholders prior to the Merger	14,000,000
Shares issued to Ethanex N.A. Class A common stockholders in the Merger	26,000,000
Shares issued to Ethanex N.A. Class B common stockholders	21,500,000	(1)
Common Stock issued Gamma Capital Partners	1,000,000
Common stock issued to consultants	275,000
Common stock issued pursuant to restricted stock grants and other	1,461,889
Total Outstanding	64,236,889	(2)

Common Stock underlying warrants issued in the private offering	18,500,000
Total Outstanding after the offering	82,736,889	(3)

(1) As described in the Registration Statement, the Company’s former outside counsel, Louis Zehil, sold 3,000,000 of the 21,500,000 shares issued to purchasers in the private offering into the market without proper registration or exemption from registration, and without the Company’s knowledge or participation, including 1,500,000 shares of common stock acquired upon the exercise of warrants issued in the private offering. As stated above, the Staff has advised the Company to remove these 3,000,000 shares of common stock from the registration statement.

(2) Includes 19,500,000 shares of common stock that were issued in the reverse merger, but that have not been registered pursuant to the Securities Act of 1933

(3) Assumes the exercise of all outstanding warrants.

5.
Briefly explain what you mean in footnote (1) as it relates to: (1) the 19,500,000 shares of common stock and (2) the 3,000,000 shares of common stock. It should be clear that none of the shares being registered pursuant to this registration statement are available to trade publicly until the registration statement is effective without an appropriate exemption from registration under the Securities Act.

As stated above, based on conversations the Company’s counsel has had with the Company’s examiner, Ms. Hardy, the Company has revised the disclosure in footnote (1) to delete the reference to the 3,000,000 shares acquired by Mr. Zehil in the private placement and subsequently sold (improperly and without the Company’s knowledge or involvement) into the market without an appropriate exemption from registration under the Securities Act.

6.
Footnote 3 states that the amount shown to be outstanding after this offering, assumes the full exercise of the warrants held by the selling stockholders to acquire 18,500,000 shares of common stock. Since the 18,500,000 is not included in the total amount to be outstanding after this offering, revise the table on page 3 or revise footnote 3 accordingly.

We respectfully direct the Staff’s attention to the Company’s response to comment 4.

Risk Factors

Our business is likely to be highly sensitive to corn prices…,page 5

7.	As previously requested, please update to quantify and discuss the recent increase in corn prices and how it affects your business.

In response to the Staff’s comment, the Company has updated the Risk Factor disclosure on this page to quantify and discuss the recent increase in corn prices and its potential affects on the Company’s business.

Risks Related to Potential Litigation, page 15

8.
The discussion of the potential rescission offer to shareholders who purchased unregistered Ethanex common stock from Mr. Zehil and his affiliates should be included under “Recent Developments” in the forepart of the prospectus. Further this risk factor should be repositioned near the forepart of the “Risk Factors” section.

The Company respectfully notes that this risk factor does not contemplate a potential rescission offer by the Company to shareholders, and the Company has no present intention of making any such offer. Rather the risk factor discloses that there is a risk that certain shareholders who purchased shares from Mr. Zehil, and who may have a rescission right against him, may also attempt to assert a rescission right against the Company. Based on its knowledge of relevant facts and circumstances at this time, the Company believes that no discussion of a potential rescission offer by the Company would be appropriate.

In response to the Staff’s comment, the Company has included a discussion of the Zehil situation under “Recent Developments.” The Company has also moved this risk factor to the forepart of the “Risk Factors” section.

Selling Stockholders, page 16

9.	Clarify how many shares were received pursuant to the merger.

In response to the Staff’s comment, the Company has clarified the number of shares that the selling stockholders received as a result of the merger.

10.
Please clarify or delete the last sentence of the first paragraph which states that “…we have a separate agreement to negotiate the 1,000,000 shares of common stock held by Gamma Capital Partners, LLC.”

In response to the Staff’s comment, the Company has clarified this sentence to state that the Company has “… a separate agreement to register the 1,000,000 shares of common stock held by Gamma Capital Partners, LLC.”

11.	Update the information in this discussion as of December 22, 2006 to a more current date.

In response to the Staff’s comments, the Company has updated the information in the table to March 31, 2007.

12.	In the third paragraph clarify that the information in the table assumes that all of the securities offered pursuant to this registration statement will be sold.

In response to the Staff’s comments, the Company has revised the disclosure in this paragraph.

13.	In the fourth paragraph, state that the 10 selling stockholders who are broker-dealers are underwriters in this offering,

In response to the Staff’s comment, the Company revised the disclosure in this paragraph.

Selling Stockholders, page 16

14.
Currently, you repeat much of the same information in most of your footnotes. Minimize the use of footnote treatment, where possible. For example, if you include an additional column in the selling stockholder table for the “number of shares of common stock and warrants to acquire an additional like number of shares of common stock at an exercise price of $1.50 per share, acquired in the Merger in exchange…in the Offering” you could eliminate most of the 151 footnotes currently included in the table. Retain the remaining information as your footnotes disclosure. Refer to Regulation C, Rule 421(b), Note 1.

In response to the Staff’s comment, the Company has revised the relevant footnote disclosure and added an additional column to the table.

Market for Common Equity and Related Stockholder Matters, page 30

15.	In addition to the information provided in this section, as previously requested, you should further state that there is no established public trading market for your stock to date.

In response to the Staff’s comment, the Company has added additional disclosure on page 16 of the Amendment.

Liquidity and Capital Resources, page 33

16.	Discuss any material commitments for capital expenditures beyond the six-month period discussed in this section up to at least the next twelve months.

In response to the Staff’s comment, the Company has revised the disclosure to address the Company’s capital needs over the next twelve months to successfully develop the two projects it is currently pursuing. In addition, the Company wishes to advise the Staff supplementally that based on a review of its current activities, the Company has determined that it does not have any material commitments for capital expenditures beyond the twelve month period now addressed in the disclosure.

Business

General Corporate Matters, page 49

17.	This section should be repositioned to the forepart of or to precede the “Business” section.

In response to the Staff’s comment, the Company has repositioned this section to precede of the “Business” section.

18.
We note your revised disclosures in response to our prior comment 20. Please provide a discussion of your receipt of 10 million shares of your common stock from two of your former executive officers in exchange for the stock of Leaseco within your audited financial statements. Disclose the accounting for this transaction and clarify how your receipt of these shares is accounted for in your consolidated statement of changes in stockholders’ equity on page F-4.

In response to the Staff’s comment, the Company has revised its disclosure in the subsections “General Corporate Matters” on page 34 and “Certain Relationships and Related Transactions” on page 56 to clarify that the split-off of Leaseco occurred contemporaneously with the closing of the reverse merger transaction. The Company believes that this revised disclosure clarifies why the split-off transaction and the Company’s receipt of 10,000,000 shares of the Company’s common stock in exchange for all of the issued and outstanding equity in Leaseco was properly accounted for as part of the reverse merger transaction. The Company notes that execution of the Split-off Agreement was a condition to the execution of the Agreement and Plan of Merger and Reorganization, dated as of September 1, 2006, by and among, the Company, Ethanex N.A., and the Company’s acquisition subsidiary. The Company had agreed with Ethanex N.A. that, immediately following consummation of the merger, it would distribute Leaseco pursuant to the terms of the Split-Off Agreement. Furthermore, the split-off transaction and the subsequent redemption of the 10,000,000 shares received by the Company in the transaction was required for the Company to have the agreed upon amount of shares outstanding post-merger. In the merger agreement, the Company represented that immediately prior to the effective time of the merger, after giving effect to the split-off, and a stock-split, the Company would have 14,000,000 shares of common stock issued and outstanding. Thus, as stated below in the Company’s response to comment 20, the Company believes that this transaction was an integral step in the reverse merger transaction and is properly accounted for in the Company’s consolidated statement of changes in stockholder’s equity on page F-4 as part of that transaction and does not require separate accounting or further disclosure.

19.	Disclose the aggregate value of the 46,000,000 shares of common stock issued pursuant to the Merger Agreement and the per share price of the shares.

Please see the Company’s response to comment 20.

20.
Disclose the value of the 10,000,000 shares of Ethanex common stock that was received in exchange for the mineral property option agreement in the “split-off’. Also inc1ude the per share price of these shares.

As described in Note 1 to the financial statements, the transactions have been accounted for as a reverse merger (recapitalization) with Ethanex N.A. being deemed the accounting acquirer and Ethanex Energy, Inc. being deemed the legal acquirer. Accordingly, the historical financial information presented in the financial statements is that of Ethanex N.A. (since May 31, 2006, its date of inception) as adjusted to give effect to any difference in the par value of the issuer’s and the accounting acquirer’s stock with an offset to additional paid in capital. The basis of the assets and liabilities of Ethanex N.A. , the accounting acquirer, has been carried over in the recapitalization. As stated in the Company response to comment 18, the “split-off” was an integral part of the merger transaction and it has not been accounted for as a separate transaction. Even if there were a basis for such separate accounting, the transaction would not show in the financial statements because the statements being presented are those of the accounting acquirer. In the negotiation of the private placement and the merger transaction, values were not assigned to the shares being issued pursuant to the Merger, but rather the negotiations were centered on determining exchange ratios acceptable to the various parties involved.

A theoretical value of $1.00 per share can be assigned to the various shares resulting from the merger on the basis of a “post-money” analysis. The investors in the private placement invested an aggregate of $20.0 million for 20 million shares of common stock. Additionally, they received warrants whereby they could acquire an additional 20 million shares of common stock for $30 million. Thus, on a fully-diluted basis, those investors would have acquired 40 million shares, equal to 50% of the fully-diluted shares outstanding, for a total investment of $50 million. That implies that the other 50% percent of the Company was worth $50 million. Accordingly, the 26 million shares issued to the Class A stockholders and the 14 million shares retained by the former New Inverness shareholders would have an implied value of $1 per share. The Company does not believe that disclosure of this theoretical calculation or value is appropriate.

21.	In the fourth paragraph, disclose the aggregate percentage of total outstanding shares acquired by the former shareholders of Ethanex N.A.

In response to the Staff’s comment, the Company has added additional disclosure to this paragraph.

22.
Revise your last sentence which relates to potential risks to the company as a result of Mr. Zehil’s actions, since the “Risk Factors” section is above this discussion, not below it as you have stated.

In response to the Staff’s comment, the Company has revised this sentence.

Lead Matters, page 50

23.
We note in your last risk factor in the “Risk Factors” section that you state that your stockholders could claim that they suffered a loss from Mr. Zehil’s actions and attempt to hold the Company responsible. If material, please advise the staff supplementally of what consideration the company has given to (1) disclosing management’s opinion as to the likelihood that any claims will be filed against the company; and (2) obtaining an opinion of counsel with respect to the company’s potential liability or lack thereof in this regard.

The company advises the Staff supplementally of the following: to date, management is not aware of any threatened claims or any discussion of potential claims against the Company or any of the other companies affected by Mr. Zehil’s actions. While management has consulted with outside counsel regarding this situation, management has not requested a formal opinion of counsel on these matters and does not believe, based on its discussion with counsel, that such an opinion could or would be rendered under the circumstances. Neither management nor counsel are aware of facts or circumstances to suggest that it is probable that claims would be made against the Company. As of the date of this letter, there has been no formal discovery process involving the Company or any of the other six companies involved in the Zehil matter, the results of which are available to the Company. In addition, the potential amount of damages that the Company might incur, were such any such claims to be made, are not reasonably estimable in light of the information currently available to the Company and to counsel. Moreover, the Company believes that should any claims be made against the Company, the Company would have substantial cross- and third-party claims against Mr. Zehil and his former law firm and that, accordingly, the Company does not currently believe that there is a material risk that the Company would ultimately incur significant financial or other harm. However, because litigation is inherently uncertain, the Company has chosen to disclose this possible risk. In addition, the Company is sensitive to the fact that because it is small and has limited personnel and resources, the time and cost of litigation could have a noticeable impact on the Company and its management. Accordingly, the Company believes the risk disclosure is appropriate.

Executive Compensation, page 54

24.	Please disclose how the relative amounts in the bonus column were considered and how you arrive at the stated amounts for bonuses.

In response to the Staff’s comment, the Company has added a footnote (2) to the bonus column disclosing how the Company arrived at the stated amounts for bonuses.

Outstanding Equity Awards as of Fiscal Year End Table, page 56

25.	Since you have the same information in each of your footnotes, use one footnote and include the footnote number at the top of the applicable column.

In response to the Staff’s comment, the Company has deleted footnotes (2) and (3) to the table and moved footnote (1) to the top of the applicable column.

Certain Relationships and Related Transactions. page 56

26.
As previously requested, please discuss the manner in which the $500,000 purchase price of IPT Ethanol, Inc. was determined and any other material terms of the purchase agreement between the company and Mr. Walther. We note your reference to Note 10 of the Notes to Consolidated Financial Statements.

In response to the Staff’s comment, the Company has added additional disclosure to the second paragraph under the section “Certain Relationship and Related Transactions” to clarify that the $500,000 purchase price was determined by arms-length negotiations between the parties to the acquisition (who were not related parties at the time). The Company does not believe that there are any other material terms of the purchase agreement between the Company and Industrial Power Technology. The Company notes that at the time that Ethanex N.A. acquired all of the outstanding shares of IPT Ethanol, Inc. Mr. Walther was not an affiliate of Ethanex, N.A. Mr. Walther became an affiliate of Ethanex N.A. upon completion of the IPT acquisition.

Financial Statements

Note 5 _ Property and Equipment page F-9

27.
We note your response to our prior comment 29 that the majority of your construction in progress balance at December 31, 2006 is a technology license for $750,000. Please disclose the significant terms of this license and identify the licensor.

In response to the Staff’s comment, the Company has provided additional disclosure in Note 5.

Note 7 - Stockholders’ Equity. page F-10

28.	We note in your response to our prior comment 30 that you amended your registration rights agreement. Please file this amended agreement as an Exhibit.

In response to the Staff’s comment, the Company has revised this disclosure to state that the Company obtained a consent from the holders of a majority of the securities covered by the Registration Rights Agreement. The Company does not believe that it was required to file this consent. Item 601(b)(10)(i) requires the Company to file every contract not made in the ordinary course of business which is (1) material to the Company and (2) to be performed in whole or in part at or after the filing of the Registration Statement or report. Because the consent did not require any performance on behalf of the Company, the Company respectfully submits that this consent need not be filed as an exhibit to the Registration Statement. We note that the subsequent amendment to the Registration Rights Agreement, dated as of May 3, 2007, which does involve performance during the period covered by the Registration Statement, is filed as an exhibit. This amendment is discussed below in response to comment 29.

29.
We further note in your response that you have assessed the likelihood of having to pay damages under the terms of the original Registration Rights Agreement as remote because you filed your Registration Statement on a timely basis based on the amended Agreement. However, we note in your original Registration Rights Agreement that your Registration Statement must be declared effective by the SEC on or before 120 days following your Registration Filing Date. Please tell us your considerations of having to pay damages under this term.

                On May 4, 2007, the Company entered into an amendment to the Registration Rights Agreement with the holders of a majority of the shares covered by the Registration Rights Agreement. Pursuant to the amendment, which was disclosed in a Current Report on Form 8-K that the Company filed with the Commission on May 7, 2007, the deadline for the Company to cause the Registration Statement to be declared effective was extended to June 29, 2007. Accordingly, the Company continues to believe that the likelihood that it would be required to pay damages is remote. The Company has revised the disclosure in the Amendment regarding the Registration Rights Agreement to reflect the terms of this amendment, and the amendment is listed as an exhibit to the Registration Statement.

Note 11 - Joint Ventures, page F-14

30.
We have reviewed your expanded disclosures in response to our prior comment 39. We note your disclosure in Note 11 continues to state that you will contribute tangible and intangible assets and management expertise. We repeat our prior comment to clarify the nature of the assets you must contribute as well as your obligations to provide management expertise.

In response to the Staff’s comment, the Company has revised this disclosure in this footnote to reflect the Company’s obligation to arrange financing for this project and its responsibility to develop and manage this project.

Note 13 - Subsequent Events, page F -16

31.
Your subsequent events footnote which is covered by the audit report discusses a March 3, 2007 transaction. We note however that your auditor’s report is dated February 22, 2007. Please address this comment with your auditor.

In response to the Staff’s comment, the date of the audit report has been revised.

Note 12 - Commitment and Contingencies, page F-15

32.
We note your disclosures regarding potential violations of securities laws. Please quantify the dollar amount of securities that could be subject to a recission offer, and the related potential damages, or explain to us why you are unable to do so. Please clarify whether you have initiated a recission offer. Since shares subject to a recission offer may be required to be redeemed in cash based on factors outside your control, you are required to evaluate and substantiate your current presentation of these shares in permanent equity rather than temporary equity. If you have not initiated a recission offer, your classification should be based on the probability that a shareholder would pursue recission and would prevail in asserting a light of action against you for recission based on the criteria in SFAS 5. If you conclude that you meet the requirements of SFAS 5, you should reclassify shares subject to a “probable” recission to temporary equity. If you conclude that don’t meet the requirements of SFAS 5, you should explain your conclusion and the factors that support it.

We respectfully request the Staff to refer to the response to comment 23 to provide context for our response. The Company is unable to quantify the dollar amount of securities that could be subject to a rescission offer because the securities were allegedly sold over a two month period, at various times and prices, to unidentified purchasers. The Company considers that the probability of potential claims for rescission against the Company being sustained is very remote and does not have any intention of instigating a voluntary rescission offer. The Company does not believe it meets the criteria of SFAS 5 regarding establishment of a reserve, because the possibility of assertion of a rescission demand is highly uncertain and  no such assertion has been made or threatened, and any potential damages are not reasonably estimable.  To the Company’s knowledge, against any of the other six companies involved in the Zehil matter. As a result, a reclassification of these shares or the accrual of any liability pursuant to SFAS 5 is unwarranted.

Pro Forma Financial Statements, page F-17

33.
We have reviewed your response to our prior comment 42. Please delete your pro forma June 30, 2006 balance sheet as the Merger and Reorganization occurred prior to your December 31, 2006 balance sheet presented in your filing. Please update your pro forma statement of income to present, as required by Item 310(d)(2)(i) of Regulation S-B, for the latest fiscal year. In consideration that your inception date is May 31, 2006, please present pro forma statement of operations for the period May 31, 2006 to December 31, 2006 as if the Merger and Reorganization occurred on May 31, 2006, the beginning of your fiscal year.

In response to the Staff’s comment, the Company has updated the pro forma balance sheet to year-end and presented a revised pro forma statement of operations for the period identified above.

* * *

We trust that the changes in the accompanying Amendment and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter. If the Staff has any questions or comments with respect to the changes made to the Registration Statement by the Amendment, please contact me at 212-400-6900.

Very truly yours,

/s/ Kenneth S. Goodwin
Kenneth S. Goodwin